August 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 15, 2013
File No. 000-15057

Dear Ms. Cvrkel:

P.A.M. Transportation Services, Inc. (the “Company”) respectfully submits this letter in response to the comment letter, dated August 5, 2013, from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission relating to the above referenced filing of the Company. For your convenience, we have included the original staff comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2012

Notes to the Consolidated Financial Statements

2. Trade Accounts Receivable, page 46

1.

Reference is made to the analysis of changes in the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010 at the bottom of page 46. Please explain to us and in the notes to the consolidated financial statements why it appears you recognized a credit for provision for bad debt of $(285) during 2012.

Company response:

The $(285) credit in our provision for bad debt resulted from a mis-categorization of certain charge-offs in the amount of $(476) in the “provision for bad debts” line of our disclosure. The following presentation of the 2012 information will be made in all future disclosures.

2012
(in thousands)
Balance --- beginning of year	$2,074
Provision for bad debts	191
Charge-offs	(1,108)
Recoveries	-
Balance --- end of year	$1,157

11. Federal and State Income Tax, page 53

2.

We note from your table of the significant components of your deferred tax liabilities and assets as of December 31, 2012 and 2011 you have total deferred tax assets of $28,789 and $25,683, respectively, for which no valuation allowance has been established for any of the deferred tax assets. We also note that you have a history of operating losses from fiscal 2008 through 2011 and continue to recognize operating losses for the three months ended March 31, 2013. In this regard, please tell us why management believes that no valuation allowance was needed to reduce your deferred tax assets to net realizable value when it appears that negative evidence exists to indicate the contrary. As part of your response, please provide us your analysis of positive and negative evidence considered by management in determining whether, based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. Refer to ASC 280-10-30. Assuming a satisfactory response, please revise MD&A and your tax footnote to explain in detail how management was able to overcome the presumption that a valuation allowance for your deferred tax assets was needed in light of your history of operating losses.

Company response:

In determining whether a tax asset valuation allowance (“TAVA”) is necessary, management, in accordance with ASC 740-10-30-17 and 18, weighs all available evidence, both positive and negative to determine whether, based on the weight of that evidence, a valuation allowance is needed. The following summarizes the evidence weighed by management with respect to the deferred tax assets.

Future reversals of existing taxable temporary differences

The Company had taxable temporary differences related to book vs. tax depreciation differences of approximately $69.7 million and $65.2 million at December 31, 2012 and 2011, respectively. These differences are primarily related to provisions set forth under Internal Revenue Code Section 168(k), a.k.a. “Bonus Depreciation”, which allows an immediate additional depreciation deduction of either 30%, 50%, or 100% of the assets original cost basis for tax purposes. Based on current tax laws and without modifying the Company’s current tax strategies, this book vs. tax difference in depreciation expense will naturally reverse in future periods well in advance of any scheduled expiration dates of the Company’s tax assets, with the exception of the Company’s capital loss carryover tax assets of $0.9 million and $0.8 million as of December 31, 2012 and 2011, respectively.

Tax-planning strategies that would, if necessary, be implemented

The Company, at its option, could adopt or refrain from adopting, tax strategies that would result in the generation of taxable income which would result in the realization of its tax assets.

Currently, the Company’s significant tax strategies revolve around the deferral of income tax payments to some future date in order to take advantage of the time-value of money concept. Should it become necessary to accelerate taxable income in order to realize its tax assets, the Company could suspend any or all of these strategies. Certain available methods to increase or accelerate taxable income include, but are not limited to, the following:

1)

the Company could suspend the use of its like-kind-exchange (LKE) program. The Company voluntarily participates in a LKE program with a third-party qualified intermediary in which gains on the sale or trade of its fleet of trucks are deferred for income tax purposes. This gain deferral is indefinite, assuming the continuous cycle of replacing older trucks with new trucks. Currently, the Company plans to cycle its entire fleet of trucks at the rate of approximately 33% of the total fleet each year. If the Company chooses to suspend its participation in its LKE program then significant tax gains would result each year. The Company’s deferred tax assets could be realized as an offset to the income tax associated with these gains.

2)

the Company could choose to “elect out” of any future provisions related to Bonus Depreciation as discussed previously. At December 31, 2012, the income tax laws in effect called for the expiration of Bonus Depreciation effective December 31, 2012. However, legislation was passed in January 2013 that extended these provisions, as they relate to the Company, until December 31, 2013. The Bonus Depreciation provisions have been extended numerous times over the last ten years. If these provisions continue to be extended, the Company can choose to elect another depreciation method that would result in lower deductions for tax depreciation purposes which would result in a higher taxable income amount. If these provisions are not extended then the natural reversal of the accelerated tax depreciation will occur well in advance of the scheduled expiration date of the Company’s tax assets, excluding those relating to capital loss carryovers. Under either circumstance, the Company’s deferred tax assets would be realized as an offset to the income tax associated with this higher taxable income amount.

3)

the Company could choose to sell investments in marketable equity securities which have accumulated unrealized tax gains that would be offset by the capital loss carryover tax asset. The Company’s tax asset related to capital loss carryovers have a short carryforward period of five years. The Company currently has approximately $6.6 million of unrealized tax gains which significantly exceed the capital loss carryover tax assets of $0.9 million and $0.8 million as of December 31, 2012 and 2011, respectively. There are no restrictions or limitations on the Company’s ability to sell its marketable equity securities and therefore management has the discretion to utilize this strategy prior to the expiration of the capital loss carryover tax asset.

In future filings where a tax valuation allowance has been deemed unnecessary by management, the Company agrees to provide language, similar to the following in the MD&A and tax footnote:

In determining whether a tax asset valuation allowance is necessary, management, in accordance with the provisions of ASC 740-10-30, weighs all available evidence, both positive and negative to determine whether, based on the weight of that evidence, a valuation allowance is necessary. If negative conditions exist which indicate a valuation allowance might be necessary, consideration is then given to what effect the future reversals of existing taxable temporary differences and the availability of tax strategies might have on future taxable income to determine the amount, if any, of the required valuation allowance. As of (the period), management determined that the future reversals of existing taxable temporary differences and available tax strategies would generate sufficient future taxable income to realize its tax assets and therefore a valuation allowance was not necessary.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

●	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (479) 361-5409 or westa@pamt.com. Thank you.

Sincerely,

/s/ Allen W. West
Allen W. West Vice President of Finance, Chief Financial Officer, Secretary and Treasurer